UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sport Supply Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

84916A104

(CUSIP Number)

with a copy to:
Scott Richland	Steven Grossman
c/o Andell Holdings, LLC 10877 Wilshire Boulevard, Suite 2200	O’Melveny & Myers LLP 1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90024	Los Angeles, CA 90067
(310) 954-4880	(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84916A104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CBT Holdings LLC I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,830,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,830,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,830,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0 (1)

14.	Type of Reporting Person (See Instructions) OO

(1) Based on 10,354,560 shares of Issuer common stock outstanding as of July 30, 2007 (as indicated in the Purchase Agreement described in Items 4 and 6 of this Schedule 13D and filed as Exhibit A hereto).  Percent of class has been rounded to the nearest tenth in accordance with the instructions for the cover page of Schedule 13D.

CUSIP No. 84916A104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles Bronfman Trust I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,830,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,830,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,830,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0(3)

14.	Type of Reporting Person (See Instructions) OO

(2) See item 5 of this Schedule 13D.

(3) Based on 10,354,560 shares of Issuer common stock outstanding as of July 30, 2007 (as indicated in the Purchase Agreement described in Items 4 and 6 of this Schedule 13D and filed as Exhibit A hereto).  Percent of class has been rounded to the nearest tenth in accordance with the instructions for the cover page of Schedule 13D.

Item 1.                                                          Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Sport Supply Group, Inc., a Delaware corporation (the “Issuer”).  The Issuer has its principal executive offices at 1901 Diplomat Drive, Dallas, Texas 75234.

Item 2.                                                          Identity and Background.

(a) - (c), (f)  This Schedule 13D is being filed by CBT Holdings LLC (“CBT Holdings”), a Delaware limited liability company, and the Charles Bronfman Trust (“CBT”), organized under the laws of Delaware (each, a “Reporting Person” and collectively, the “Reporting Persons”).

The principal business of each Reporting Person consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

The address of CBT Holdings’ principal office is 10877 Wilshire Boulevard, Suite 2200, Los Angeles, California 90024.  Annex I to this Schedule 13D, incorporated herein by reference, contains the name, residence or business address, citizenship and present principal occupation of each executive officer of CBT Holdings.

The address of CBT’s principal office is c/o Wilmington Trust Company, 1100 North Market Street, Wilmington, Delaware 19890.  Annex II to this Schedule 13D, incorporated herein by reference, contains the name, residence or business address, citizenship and present principal occupation of each trustee of CBT.

(d)  During the last five years, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Annex I or Annex II hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                          Source and Amount of Funds or Other Consideration.

CBT Holdings purchased the 1,830,000 shares of Common Stock that are the subject of this Schedule 13D (the “Shares”) using $18,300,000 of available cash and proceeds from the liquidation of short-term investments.  No funds were paid by CBT in connection with the purchase of the Shares by CBT Holdings.

Item 4.                                                          Purpose of Transaction.

CBT Holdings purchased the Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, CBT Holdings may dispose of or acquire additional shares of Common Stock or other securities of the Issuer in one or more transactions in the open market or in privately negotiated purchases or otherwise.

CBT Holdings purchased the Shares pursuant to a Purchase Agreement, dated as of July 26, 2007, by and between the Issuer and CBT Holdings.  The Purchase Agreement contains customary representations, warranties, and covenants of the Issuer and CBT Holdings, including mutual indemnification provisions, as well as additional terms and conditions, including those set forth below.

Pursuant to the Purchase Agreement, CBT Holdings agreed that, for a period of 3 years from the Closing Date, neither it nor any of its affiliates will, directly or indirectly, without the prior written consent of the Issuer’s Board of Directors, acquire or make any offer or proposal (including by way of an unsolicited tender offer), or make any non-confidential request for a waiver of this provision, to acquire any additional shares of Common Stock, or any rights or options to acquire, or any securities convertible into or exchangeable for, any shares of Common Stock if after giving effect thereto, CBT Holdings and its affiliates (and any group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of which CBT Holdings or any of its affiliates is a member) would be the beneficial owner of more than 30% of the then issued and outstanding shares of Common Stock (the “Standstill Cap”).  However, if the Issuer sells to any person or group shares of Common Stock such that, as a result of such sale such person or group would beneficially own more than 5% of the shares of the Common Stock then issued and outstanding and such person or group is subject to an agreement with the Issuer restricting or prohibiting the acquisition of beneficial ownership of additional shares of Common Stock, the Standstill Cap will be increased to that maximum percentage of shares of the Issuer’s voting stock the beneficial ownership of which such other person or group is permitted to acquire pursuant to such agreement (to the extent it exceeds the Standstill Cap), and the Standstill Cap will be terminated (A) if the Issuer sells to any person or group a number of shares of Common Stock such that, to the knowledge of the Issuer at the time of such sale, as a result of such sale such person or group would beneficially own more than 15% of the shares of the Common Stock then issued and outstanding and such person or group is not subject to an agreement with the Issuer restricting or prohibiting the acquisition of beneficial ownership of additional shares of Common Stock; (B) if any person or group (other than, or not including, CBT Holdings and its affiliates) has publicly announced the commencement of a tender or exchange offer to acquire beneficial ownership of outstanding shares of Common Stock such that, after such acquisition, such person or group would beneficially own more than 50% of the combined voting power of the Issuer’s outstanding capital stock and if the Issuer has not, within 10 business days after announcement of such offer (or such longer period as may then be permitted under applicable law for the Issuer’s initial recommendation with respect to such offer), publicly recommended that such offer not be accepted; (C) upon the public announcement by or on behalf of any person or group (other than, or not including, CBT Holdings and its affiliates) of the commencement of a proxy or consent solicitation subject to Section 14 of the Exchange Act to elect or remove a majority of the directors of the Issuer which is not, within 10 business days after the announcement of such proxy or consent solicitation, publicly opposed by the Issuer’s Board of Directors and which would, if successful, result in a change in the composition of a majority of the Board of Directors of the Issuer; (D) upon the occurrence of a change of control of the Issuer, as defined in the

Purchase Agreement; (E) upon the acceptance or approval by the Issuer or its Board of Directors of an acquisition proposal, as defined in the Purchase Agreement, or recommendation by the Issuer or its Board of Directors that an offer be accepted; or (F) upon the execution of a definitive agreement with any person or group to acquire shares of Common Stock such that, as a result of such acquisition, such person or group would beneficially own more than 50% of the shares of the Common Stock then issued and outstanding.

In connection with the acquisition of the Shares, the Issuer’s Board of Directors, for purposes of Delaware General Corporation Law Section 203 (“DGCL 203”), duly approved (i) the Purchase Agreement and any other documents or agreements executed in connection with the transaction contemplated thereunder, (ii) the issuance of the Shares to CBT Holdings, (iii) the acquisition of the Shares by CBT Holdings, (iv) the other transactions contemplated by the Purchase Agreement and any other documents or agreements executed in connection with the transaction contemplated thereunder, and (v) the exemption of CBT Holdings or any “Affiliate” or “Associate” (as such terms are defined in DGCL 203) of CBT Holdings from the restrictions on business combinations set forth in DGCL 203 by reason of the execution or delivery of the Purchase Agreement and the consummation of the issuance and acquisition of the Shares.

In connection with the acquisition of the Shares, the Issuer also agreed to, within 120 calendar days after the closing date of July 30, 2007 (the “Closing Date”), prepare and file with the Securities and Exchange Commission (the “SEC”)  a registration statement relating to the sale of the Shares by CBT Holdings, and to use its reasonable best efforts to cause the SEC to declare the registration statement effective within 180 calendar days after the Closing Date.  The Issuer agreed to use its commercially reasonable efforts to promptly prepare and file with the SEC such amendments and supplements to the registration statement and the prospectus used in connection therewith as may be necessary to keep the registration statement current and effective until the earliest of (i) 5 years after the Closing Date, (ii) such time as all Shares purchased by CBT Holdings under the Purchase Agreement have been sold, and (iii) the date on which the Shares may be resold by CBT Holdings without registration by reason of Rule 144(k) under the Securities Act.

Pursuant to the Purchase Agreement, if the Registration Statement is not declared effective by the SEC within 270 days from the Closing Date, or if the Registration Statement ceases to be effective and available to CBT Holdings for the resale of the Shares under certain circumstances for a certain period of time, then the Issuer agreed to pay CBT Holdings a cash penalty as liquidated damages, as specified in the Purchase Agreement.

At any time on or following the date that a penalty would be payable under the Purchase Agreement, if CBT Holdings was restricted from selling the Shares due to the existence of circumstances leading to a penalty, the Issuer will have an option exercisable within 30 days to purchase all of the Shares that CBT Holdings indicated it would have intended or desired to sell at a price per share equal to the volume weighted average trading price of the Issuer’s Common Stock during the period of the circumstances giving rise to the penalty.

Pursuant to the Purchase Agreement, as long as CBT Holdings or its affiliates beneficially own not less than 600,000 Shares and do not otherwise have a representative on the

Issuer’s Board of Directors, CBT Holdings may designate a representative who is reasonably acceptable to the Issuer to attend, in a non-voting, observer capacity, all meetings of the Board of Directors and its committees.  Pursuant to the Purchase Agreement, as long as CBT Holdings owns not less than 600,000 Shares, the Issuer, upon the request of CBT Holdings, shall nominate such designee as is chosen by CBT Holdings and as is otherwise reasonably acceptable to the Issuer to serve as director and further recommend to the Issuer’s stockholders the election of such nominee to the Issuer’s Board of Directors.  The Purchase Agreement also provides CBT Holdings the right, as long as it or its affiliates beneficially own not less than 600,000 Shares, to designate one or more representatives to meet (telephonically or otherwise) with the Issuer’s Chief Executive Officer and/or Chief Financial Officer to review and discuss the Issuer’s operations and management.

A copy of the Purchase Agreement has been incorporated by reference as Exhibit A to this Schedule 13D, and is specifically incorporated herein by reference, and the preceding summary of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Purchase Agreement.

Subsequent to the filing of this Schedule 13D, the Reporting Persons may elect from time to time to acquire additional securities of the Issuer in market transactions or otherwise, or to dispose of securities of the Issuer in market transactions or otherwise.

Other than as described above or in other Items of this Schedule 13D (which Items are incorporated herein by reference), or as provided in the Purchase Agreement, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  However, each Reporting Person continuously evaluates its position with respect to its investments and may formulate plans or proposals with respect to the Issuer or the Shares that are not presently anticipated.

Item 5:                                                         Interest in Securities of the Issuer.

(a) - (b) As of the date of this Schedule 13D, CBT Holdings directly holds of record 1,830,000 shares of Issuer Common Stock, constituting 15.02% of the outstanding shares of Issuer Common Stock (based on 10,354,560 Shares outstanding as of July 30, 2007, as represented by the Issuer).  Because CBT is the sole member of CBT Holdings, CBT may be deemed to beneficially own the Shares, and CBT and CBT Holdings may be deemed to share voting and dispositive power over such Shares.  CBT disclaims beneficial ownership of all Shares.

To the best knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Annex I or II to Item 2 is the beneficial owner of any shares of Issuer Common Stock.

CBT Holdings and CBT may be deemed to have shared voting and dispositive power with respect to the Shares.

(c) Other than the acquisition of beneficial ownership of the Shares by CBT Holdings on July 30, 2007 pursuant to the Purchase Agreement, in the 60 days prior hereto there have been no transactions in the Common Stock effected by the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Annex I or Annex II hereto.

(d) Other than the Reporting Persons or the persons described on Annex I or Annex II hereto, neither of the Reporting Persons has knowledge of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.                                                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except with respect to the Purchase Agreement described above in response to Item 4, neither Reporting Person nor, to the best knowledge of each Reporting Person, any of their respective executive officers or trustees, as applicable, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                                          Material to be Filed as Exhibits.

Exhibit A —                               Purchase Agreement, made as of July 26, 2007, by and between Sport Supply Group, Inc. and CBT Holdings LLC and incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2007.

Exhibit B —          Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2007

CBT HOLDINGS LLC

By:	/s/ Scott H. Richland
Name: Scott H. Richland
Title: Manager

CHARLES BRONFMAN TRUST

By:	/s/ Jay H. Rubinstein
Jay H. Rubinstein, a Trustee

By:	WILMINGTON TRUST COMPANY, a Trustee

By:	/s/ Moira E. Walker
Moira E. Walker
Assistant Vice President

Annex I

Executive Officers of CBT Holdings LLC

The following sets forth as to each of executive officer of CBT Holdings: his name; his title at CBT Holdings; his business address; his citizenship; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Title	Present Business Address	Present Principal Occupation	Citizenship

Scott Richland	Manager	10877 Wilshire Boulevard, Suite 2200 Los Angeles, CA 90024	President, Andell Holdings, LLC (private investment holding company)	United States

Bruce Judelson	Manager	c/o Withers Bergman LLP 157 Church Street P.O. Box 426 New Haven, CT 06502	Principal, Withers Bergman LLP (law firm)	United States

Annex II

Trustees of the Charles Bronfman Trust

The following sets forth as to each of the trustees of the Charles Bronfman Trust: his or her name; his or her business address; his or her citizenship; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Present Business Address	Present Principal Occupation	Citizenship or Place of Organization

Jay Rubinstein	c/o Withers Bergman LLP 157 Church Street P.O. Box 426 New Haven, CT 06502	Principal, Withers Bergman LLP	United States

Wilmington Trust Company	1100 North Market Street Wilmington, DE 19890	Providing administrative, investment, tax and custodial services	Delaware

EXHIBIT INDEX

Exhibit A —

Purchase Agreement, made as of July 26, 2007, by and between Sport Supply Group, Inc. and CBT Holdings LLC and incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2007.

Exhibit B —	Joint Filing Agreement.